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                                January 13, 2003


VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re Crystalix Group International, Inc. (f/k/a Americabilia.com, Inc.) Request to Withdraw Registration Statement on Form S-8 Registration Number 333-101182

Ladies and Gentlemen:

         Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "1933 Act") Crystalix Group International, Inc., formerly known as Americabilia.com, Inc., (the "Company") requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-8, which was filed with the Commission on November 13, 2002, along with all exhibits thereto (the "Registration Statement").

         The Company confirms that the Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement. The Registration Statement was filed to register shares issuable pursuant to a consulting agreement and employment agreements. The Company is in the process of renegotiating such agreements and therefore believes that the filing on the Form S-8 was premature.

         Accordingly, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

         Furthermore, please be advised that the Company is in the process of completing its annual report on Form 10-K and anticipates filing such report with the Commission this week. If you have any questions regarding this application for withdrawal, please contact Robert W. Walter, Esq., of Berliner Zisser Walter & McDonald P.C., legal counsel to the Company, at (303) 830-1700.


                                            Sincerely,


                                            CRYSTALIX GROUP INTERNATIONAL, INC.


                                            By: /s/ Armin Van Damme
                                               --------------------------------
                                               Armin Van Damme, President